SIERRA RESOURCES GROUP, INC.
                       6767 West Tropicana Ave, Suite 207
                               Las Vegas, NV 89103
                            Telephone: (702) 248-1048


                                December 24, 2008




Securities and Exchange Commission
100 F Street NE
Washington, DC 20549


     Re: Sierra Resources Group, Inc.
         Form 10-Q for the Quarterly Period Ended
            September 30, 2008
         File No. 000-25301


Gentlemen:

This letter is intended to respond to the comment letter addressed to us (sometimes "registrant") pertaining to various filings from Tia Jenkins, Senior Assistant Chief Accountant dated November 26, 2008, and Comments 9 and 10 contained therein applicable to the Form 10-Q for the quarterly period ended September 30, 2008. Based upon the responses contained below, please be further informed that no Amended Form 10-Q for the quarter ended September 30, 2008 will be filed. In response to the two applicable comments, please be advised:

9. The registrant acquired the oil and gas interests in Louisiana and Kansas for a total purchase price of $29,500. Said price was allocated to the interests acquired and did not include any exploration and development activities. The price paid was for the assignor's right, title and interest in and to the leasehold estate. The working interests and net revenue interests, at the time of purchase, were not generating any income and the cost of the four interests, on the books and records of registrant, were allocated equally.


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Securities and Exchange Commission
December 24, 2008
Page 2


Registrant is dependent upon the efforts and abilities of Natural Gas & Oil "Choice" Development Fund I, LP and Team Resources, Inc. (and other unrelated interest holders) for the drilling, testing and completion of the wells. We also have other unrelated third parties who are drilling and operating the wells pursuant to agreements with Natural Gas & Oil "Choice" Development Fund I, LP. Natural Gas & Oil "Choice" Development Fund I, LP has assumed all of our future and contingent obligations relating to our interest, inclusive of drilling, testing and completion of the wells and/or costs associated with the abandonment of the well and shut-in costs.

We have no costs related to production, general corporate overhead or similar activities associated with our investment in the interests acquired. Our acquisition and allocation of costs was subject to those agreements mentioned above.

Our oil and gas producing activities are and will be reported and presented in accordance with Regulation S-X, Sec. 210.4-10. In connection with the interests acquired, we do not contemplate any further internal costs. Generally, the recovery of the capitalized costs, amortization of capital costs, and limitations thereto will further be in accordance with Regulation S-X. Registrant does not anticipate any charges to expenses for production costs because of the current existing agreements mentioned above.

10. The working interests and net revenue interests, at the time of purchase, were not generating any income - the nominal income appearing in Form 10-Q for the quarter ended June 30, 2008 and ended September 30, 2008 was recognized and realized after registrant had acquired the interests in the wells. After the acquisition of the interests and during the quarter ended on or about June 30, 2008, income is first reported and first appears on the financial statements.

In July 2008, we were informed of the first sale of gas in the month of June 2008 (no oil as of said date) and we were advised that the first revenue distribution would occur.


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Securities and Exchange Commission
December 24, 2008
Page 3


We were further supplied with information that our share of the revenue was $31.10 and our share of the expenses applicable to this revenue was $14.69 for a first net revenue disbursement of $16.41. This is the revenue that is reflected in the Form 10-Q for the quarter ended June 30, 2008. The check for income earned during the quarter ended June 30, 2008 was received by us in July 2008.

The well that produced this revenue was Snapper #2. We were further informed that the production was coming out of one of the "secondary objective" formations for that well and that the primary objective is expected to generate additional and maybe meaningful oil and gas income.

There was no income from the other wells as at June 30, 2008.

Registrant does not believe that the correct accounting treatment for the then non revenue generating oil and gas properties would be as a business combination for which any further audited statements need be filed.

In addition to responding to your comments, please be informed as follows:

     (a) We are responsible for the adequacy and accuracy of the disclosures in the filing;

     (b) The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (c) We may not assert the action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping us accurately and adequately make the requisite disclosures to comply with Securities Exchange Act of 1934, as amended.


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Securities and Exchange Commission
December 24, 2008
Page 4


If you have any questions, or if you desire any additional information please do not hesitate to telephone Mr. Stauber or me.





Very truly yours,

SIERRA RESOURCE GROUP, INC.


/s/ SANDRA J. ANDRE
___________________________
    Sandra J. Andre
    President